Special Note Regarding Forward-looking Statements

This document contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Additional Important Information

This interim report relates, in part, to our previously announced proposal to acquire Brookfield Office Properties Inc. through a tender offer for any or all of the common shares of Brookfield Office Properties Inc. that we do not currently own (the “Offer”). We expect to file a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

The Exchange Offer Documents will be furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about us, Brookfield Office Properties Inc. and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from us. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

November 6, 2013

Introduction

Brookfield Property Partners L.P. (the “partnership”) was established on January 3, 2013 by Brookfield Asset Management Inc. as the primary entity through which it and its affiliates will own and operate commercial property on a global basis. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively.

On April 15, 2013, Brookfield Asset Management Inc. completed a spin-off of its commercial property operations (the “Business”) to the partnership (the “Spin-off”), which was effected by way of a special dividend of units of the partnership to holders of Brookfield Asset Management Inc.’s Class A and B limited voting shares. Each holder of the shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in the partnership, with Brookfield Asset Management Inc. retaining units of the partnership, Redeemable/Exchangeable Units of Brookfield Property L.P. (the “operating partnership”), and a 1% general partner interest in the operating partnership through Brookfield Property GP L.P. an indirect wholly-owned subsidiary of Brookfield Asset Management Inc.

Prior to the Spin-off, Brookfield Asset Management Inc. effected a reorganization (“reorganization”) so that the partnership’s commercial property operations, including its office, retail, multi-family and industrial and other assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield Asset Management Inc., were acquired by holding entities (the “holding entities”). The holding entities, which were newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership’s interest in the Business, and their common shares of the holding entities are wholly-owned by the operating partnership. In consideration, Brookfield Asset Management Inc. received (i) additional units of the partnership, (ii) Redeemable/Exchangeable Units, representing an 81.8% limited partnership interest in the operating partnership, and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities.

On August 8, 2013, the partnership effected a restructuring pursuant to which the operating partnership’s limited partnership agreement was amended to make the partnership the managing general partner of the operating partnership and to make the former general partner of the operating partnership, a special limited partner of the operating partnership. This change was made in order to simplify the partnership’s governance structure and to more clearly delineate the partnership’s governance rights in respect of the operating partnership. The economic interests of the partnership and Brookfield Asset Management Inc. in the operating partnership were not affected by these changes.

The partnership’s sole direct investment is a managing general partner interest in the operating partnership. The commercial property operations transferred to the partnership through the Spin-off included substantially all of the commercial property operations of Brookfield Asset Management Inc.

This management’s discussion and analysis (“MD&A”), covers the financial position as at September 30, 2013 and December 31, 2012 and results of operations for the three and nine months ended September 30, 2013 and 2012 of the business comprising Brookfield Asset Management Inc.’s commercial property operations prior to the spin-off presented on a continuity of interests basis and the partnership’s actual results from April 15, 2013 through September 30, 2013 (“our business”). The information in this MD&A should be read in conjunction with the financial statements (the “Financial Statements”), for the aforementioned periods.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See section entitled “Special Note Regarding Forward-Looking Statements” above.

Basis of Presentation

Financial data included in this MD&A for the three and nine months ended September 30, 2013 includes material information up to November 6, 2013. The Financial Statements include the assets, liabilities, revenues, expenses and cash flows of our business, including non-controlling interests therein, which reflect the ownership interests of other parties. We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are (i) office, including our office development projects, (ii) retail, and (iii) multi-family, industrial and other investments.

Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All operating and other statistical information is presented as if we own

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100% of each property in our portfolio, unless otherwise specified, regardless of whether we own all of the interests in each property, but unless otherwise specified excludes our interest in Canary Wharf Group plc (“Canary Wharf”). We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars, Australian Dollars, British Pounds, Euros, and Brazilian Reais are identified as “C$”, “A$”, “£”, “€” and “R$”, respectively.

Continuity of Interest

As described above, the partnership was established on January 3, 2013 by Brookfield Asset Management Inc. and on April 15, 2013 Brookfield Asset Management Inc. completed the Spin-off of the Business to the partnership. Brookfield Asset Management Inc. directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to Spin-off through its interests in the partnership. As a result of this continuity of interests, there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield Asset Management Inc.’s carrying values, prior to the Spin-off.

To reflect this continuity of interests, the interim condensed consolidated financial statements provide comparative information of the Business contributed to the partnership for the periods prior to the Spin-off, as previously reported by Brookfield Asset Management Inc., but using IFRS standards in effect for annual periods beginning on or after January 1, 2013, which are described below. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield Asset Management Inc. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements. Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield Asset Management Inc. and as recorded by the partnership.

Prior to April 15, 2013, intercompany transactions between the partnership and Brookfield Asset Management Inc. have been included in the financial statements and are considered to be effectively settled for cash in the financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed and consolidated statements of cash flows as a financing activity and in the condensed and consolidated balance sheets as “Equity attributable to Brookfield Asset Management Inc.”

Performance Measures

To measure our performance, we focus on: equity, property net operating income (“NOI”), funds from operations (“FFO”), and occupancy levels. NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

•	FFO: means income, including equity accounted income, before realized gains (losses) on real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of our office segment by evaluating NOI from “Existing properties”, or “same store” basis, and NOI from “Additions, dispositions and other.” NOI from existing properties compares the performance of the property portfolio by excluding the effect of current and prior period dispositions and acquisitions, including developments and “one-time items”, which for the historical periods presented consists primarily of lease termination income. NOI presented within “Additions, dispositions and other” includes the results of current and prior period acquired, developed and sold properties, as well as the one-time items excluded from the “Existing properties” portion of NOI. We do not evaluate the performance of the operating results of the retail segment on a similar basis as the majority of our investments in the retail segment are accounted for under the equity method and, as a result, are not included in NOI. Similarly, we do not evaluate the operating results of our other segments on a same store basis based on the nature of the investments.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the

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National Association of Real Estate Investments Trusts (“NAREIT”) definition of funds from operations, including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the partnership was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on real estate property, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a reconciliation of net income to NOI and FFO on page 19 in this MD&A.

Overview of our Business

We are a leading global owner, operator and investor in high quality commercial properties. As at September 30, 2013 these operations included interests in 152 office properties and 164 retail properties. In addition, we have interests in an expanding multi-family and industrial platform and an 18 million square foot commercial office development pipeline, positioning us well for continued growth. Our real estate assets are primarily located in North America, Europe, Australia and Brazil.

Our business entails owning, operating and investing in commercial property both directly and through operating entities. We focus on well-located, high quality assets that generate or have the potential to generate long-term, predictable and sustainable cash flows, require relatively minimal capital to maintain and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As at September 30, 2013, our principal business segments consist of the following:

Office

•	We own interests in and operate one of the highest quality commercial office portfolios in the world consisting of 152 properties containing approximately 88 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe and Australia. Our primary strategy is to own and manage a combination of core assets consisting of prominent, well-located properties in high growth, supply-constrained markets that have high barriers to entry and an attractive tenant base, and to pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships. Of the total properties in our office portfolio, 123 properties containing approximately 74 million square feet are consolidated under IFRS and the remaining are equity accounted under IFRS.

•	We also develop office properties on a selective basis throughout North America, Australia, Europe and Brazil in close proximity to our existing properties. Our office development assets consist of interests in 20 high-quality, centrally located sites totaling approximately 18 million square feet.

•	The majority of our office segment is held through our approximate 51% voting interest in Brookfield Office Properties Inc. (“Brookfield Office Properties”). Brookfield Office Properties owns, manages, and develops premier office assets in the U.S, Canada, Australia and Europe. Brookfield Office Properties in turn operates a number of private and listed entities through which public and institutional investors participate in our portfolios. This gives rise to non-controlling interests in equity and FFO. We also own directly held assets in Australia and 20 Canada Square in London, as well as our approximate 22% interest in Canary Wharf.

•	In addition, our office segment also includes interests in several office portfolios located across the western United States.
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Retail

•	Our retail portfolio consists of interests in 164 well-located high quality retail centers in target markets in the United States, Brazil and Australia encompassing approximately 153 million square feet of retail space. Similar to our office strategy, we look to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships and pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate. Of the total properties in our retail portfolio, 155 properties containing approximately 149 million square feet are equity accounted under IFRS and the remaining are consolidated under IFRS.

•	A substantial portion of our retail properties are held through our through our interest in General Growth Properties, Inc. (“GGP”), which we acquired during 2010 and in January 2011. During the first quarter of 2012, GGP completed the spin-off of Rouse Properties, Inc. (“Rouse”), to its shareholders, including us. Rouse subsequently completed an equity rights offering. Following the spin-off and our participation in the rights offering, we owned an approximately 36% interest in Rouse.

•	In April 2013, we acquired additional interests in the common shares and warrants to acquire common shares of GGP and common shares of Rouse, increasing our ownership interest to approximately 22% (approximately 25% assuming the exercise of all warrants) in GGP and approximately 37% in Rouse.

•	Subsequent to quarter-end, we agreed to acquire additional common shares and warrants to acquire common shares of GGP and common shares of Rouse for total consideration of $1.4 billion. As a result of the acquisition, we will increase our ownership interest in GGP to approximately 28%, or approximately 32% assuming the exercise of all of the outstanding warrants and our ownership interest in Rouse to 39%.

Multi-Family, Industrial, and Other

•	Our multi-family and industrial investments are part of an expanding platform. At September 30, 2013, we had interests in over 20,000 multi-family units and over 37 million square feet of industrial space in North America and Europe.

•	We currently own a portfolio of over 20,000 multi-family units across the United States and Canada in various portfolios. We acquired Ginkgo Residential Trust in two tranches in the fourth quarter of 2012 and first quarter of 2013 totaling 4,900 multi-family units. We also acquired approximately 6,500 multi-family units through the Brookfield Fairfield U.S. Multifamily Value-Add Fund, since its inception in the third quarter of 2012. These acquisitions are managed by Fairfield Residential Company LLC (“Fairfield”). Fairfield, which is 65% owned by Brookfield Asset Management Inc., is one of the largest vertically-integrated multi-family real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property management services.

•	In partnership with institutional investors, we recently made the following industrial acquisitions that have created a leading international industrial property platform:

o	In December 2012, we completed the acquisition of Verde Realty Operating Partnership, L.P. (“Verde”), a privately-owned REIT that acquires, develops, owns and manages industrial distribution facilities in the United States and Mexico.

o	In June 2013, we acquired EZW Gazeley Limited, a specialist developer of large scale logistics warehouses and distribution parks in key strategic locations across the UK, Western Europe and China from Economic Zones World, part of Dubai World.

o	Subsequent to quarter-end, we acquired Industrial Developments International Inc. (“IDI”) from the U.S. subsidiary of Kajima Corporation in a $1.1 billion transaction. IDI owns and operates 75 high quality industrial distribution facilities totaling 27 million square feet in 12 states, and serves major North American consumer product, retail and industrial companies. In addition, IDI has 49 million square feet of future development projects and a significant third party property management business. With the addition of the IDI properties, our industrial portfolio is comprised of approximately 64 million square feet of operating and 79 million square feet of development assets.

•	In addition, we have interests in Brookfield Asset Management Inc. sponsored real estate opportunity and finance funds that include investments in distressed and under-performing real estate assets and businesses and commercial real estate mortgages and mezzanine loans in North America, Europe and Australia.
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Recent Initiatives

•	Our operating teams completed a number of important initiatives to increase the values and cash flows in our portfolio.

One of our main strategies is to sell interests in mature, non-core assets that command a low yield in the market and redeploy net proceeds into assets that we expect to earn a significantly higher risk-adjusted return. Since the beginning of 2012, we acquired interests in $1.5 billion of office properties in Seattle, Washington D.C., Los Angeles, San Diego and London, and sold $1.2 billion of office properties in Washington, D.C., Los Angeles, Minneapolis, Houston, Calgary, Melbourne and Auckland.

We leased approximately 1.2 million square feet of office space during the third quarter 2013 at an average net rent of $33.75 per square foot, representing a 10% increase over expiring rents in the period and our portfolio occupancy rate finished the quarter at 90.6%. During the nine months ended September 30, 2013, we leased more than 4.6 million square feet at an average net rent of $30.85 per square foot, representing a 12% increase over expiring rents in the period.

In the second quarter of 2013, we closed on the Gazeley transaction, as noted above. This transaction, along with Verde and IDI, will serve as the platform for future growth within our industrial segment.

In June 2013, we closed on the remaining assets in the Hammerson portfolio, with the acquisition of 125 Old Broad Street and Leadenhall Court, both located in the City of London. In total, the acquisition of the Hammerson portfolio added four operating assets in the City totaling approximately 800,000 square feet and over two million square feet of development density in London.

On September 30, 2013, we announced a proposal to acquire Brookfield Office Properties through a tender offer for “any or all” of the common shares of Brookfield Office Properties that we do not currently own. The tender offer is expected to be launched formally in the first quarter of 2014 and close in the first half of 2014. We believe this transaction will consolidate our global office portfolio under one platform and substantially increase the partnership’s public float.

Subsequent to quarter-end, we completed the acquisition of MPG Office Trust, Inc. in Los Angeles. Brookfield Office Properties and its institutional partners now own seven Class A office properties totaling 8.3 million square feet in the downtown Los Angeles market.

Also subsequent to quarter-end, we agreed to acquire additional common shares and warrants to acquire common shares of GGP and common shares of Rouse for total consideration of $1.4 billion. As a result of the acquisition, we will increase our ownership interest in GGP to approximately 25%, or approximately 32% assuming the exercise of all of the outstanding warrants, and Rouse to approximately 39%.

•	We are working on a number of attractive growth opportunities, including potential acquisitions and the expansion of our existing operations.

We have advanced work on 8.4 million square feet of office development projects including the 5 million square foot Manhattan West project in New York City, the 980,000 square foot Bay Adelaide Centre East development in Toronto, the 681,000 square foot Giroflex towers in São Paulo and the 366,000 square foot Brookfield Place Tower 2 development in Perth. We also commenced development of phase one of Brookfield Place Calgary East Tower with a lease commitment from anchor tenant Cenovus Energy for one million square feet of the project’s 1.4 million square foot tower.

In July 2013, Brookfield Asset Management Inc. announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. Capital commitments to the fund are well in excess of the original $3.5 billion fundraising target, reflecting strong investor demand, and the fund ranks among the largest global private real estate funds. We have committed approximately $1.3 billion to the fund as its lead investor.

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Financial Performance and Analysis as at September 30, 2013 and December 31, 2012 and the three and nine months ended September 30, 2013 and 2012

The following tables set forth the results for our business for each of the three and nine months ended September 30, 2013, and 2012 and as at September 30, 2013 and December 31, 2012. Further details on our operations and financial position are contained within the review of our business segments below.

(Unaudited)	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	2013	2012	2013	2012
Commercial property revenue	$ 721	$ 712	$ 2,180	$ 2,098
Hospitality revenue	294	260	954	528
Investment and other revenue	33	59	132	128
Total revenue	1,048	1,031	3,266	2,754
Direct commercial property expense	280	297	878	863
Direct hospitality expense	276	238	855	468
Interest expense	275	261	818	742
Administration and other expense	108	56	241	165
Total expenses	939	852	2,792	2,238
Fair value gains, net	185	572	775	1,021
Share of net earnings from equity accounted investments	149	234	543	982
Income before income taxes	443	985	1,792	2,519
Income tax expense	60	152	355	464
Net income	$ 383	$ 833	$ 1,437	$ 2,055
Net income attributable to:
Limited partners(1)	$ 39	$ -	$ 83	$ -
General partner(1)	-	-	-	-
Brookfield Asset Management Inc.(2)	-	409	232	1,065
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)	196	-	402	-
Interests of others in operating subsidiaries	148	424	720	990
	$ 383	$ 833	$ 1,437	$ 2,055
Basic and diluted earnings per LP Unit	$ 0.50		$ 1.04

(1)For the period from April 15, 2013 to September 30, 2013.

(2)For the periods prior to April 15, 2013.

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Investment properties	$ 31,059	$ 31,696
Equity accounted investments	8,120	8,038
Total assets	47,692	47,681
Property debt	19,282	19,808
Total equity	23,228	24,003
Equity in net assets before non-controlling interests of others in operating subsidiaries	12,165	13,163

Consolidated Performance and Analysis

Three Months ended September 30, 2013

Our combined commercial property and hospitality revenue increased by $43 million for the three months ended September 30, 2013, compared to the same period in the prior year. This was primarily due to our multi-family, industrial and other segment, in which commercial property revenue increased by $35 million, as a result of acquisitions of industrial assets in the United States and Europe. Hospitality revenue increased by $34 million, primarily as a result of the acquisition of a mixed use portfolio in Australia containing several hospitality properties. In our retail segment, commercial property revenue increased by $2 million, as a result of favorable leasing activity and expansions at our malls in Brazil. These increases were offset by a decrease in our office segment of $28 million primarily due to the change in accounting relating to the Spin-off whereby certain Australian assets were reclassified to participating loan interests and are included in investment and other revenue, compared to commercial property revenue in the prior period.

Investment and other revenue decreased by $26 million for the three months ended September 30, 2013 respectively, compared to same periods in the prior year. The decrease was primarily due to a $31 million dividend from our investment in Canary Wharf during the three months ended September 30, 2012 and decreased interest income due to the repayment of a residential note payable from Brookfield Residential Properties Inc. which was repaid during the fourth quarter of 2012. The decrease was partially

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offset by the change in accounting relating to the Spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to commercial property revenue in the prior period.

The combined direct commercial property and hospitality expense increased by $21 million for the three months ended September 30, 2013, compared to the same period in the prior year. The increase is as a result of the acquisition of a mixed use portfolio in Australia containing several hospitality properties in our multi-family, industrial and other segment. This was partially offset by a decrease in our office segment due to the change in accounting relating to the Spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to direct commercial property expense in the prior period.

Interest expense increased by $14 million for the three months ended September 30, 2013, compared to the same period in the prior year. This increase was due to an increase in our multi-family, industrial and other segment of $22 million which was primarily attributable to portfolio acquisitions of multi-family, industrial and other assets since September 30, 2012. In addition, the current period includes interest expense of $22 million on corporate capital securities, which were issued in connection with the Spin-off. Offsetting this increase was a decrease in interest expense in our office segment of $30 million, which was primarily attributable to refinancing activity and lower interest rates, as well as the reclassification of participating loan interests assets in our office segment.

Administration and other expense increased by $52 million for the three months ended September 30, 2013, respectively, compared to the same periods in the prior year, primarily as a result of management fees under the master services agreement and management fees for new real estate funds payable to Brookfield Asset Management Inc.

We recorded $185 million of fair value gains for the three months ended September 30, 2013, which was a decrease of $387 million compared to the same period in the prior year. The gains in the three months ended September 30, 2013, were primarily driven by our office segment, which recorded fair value gains of $198 million. Approximately 70% of the appraisal gains arose from lower discount rates and 30% arose from increases in future cash flows, in part due to increases in contracted and expected rents, and other. These gains were partially offset by $56 million of fair value losses in our retail segment, primarily as a result of capitalization rate expansion at our Brazilian properties due to reduced future growth rate assumptions. The remaining gains were primarily in our multi-family and industrial portfolios, which were partially offset by fair value amortization of debt on hotel assets.

Our share of net earnings from equity accounted investments was $149 million for the three months ended September 30, 2013, which represents a decrease of $85 million compared to the same period in the prior year. For the three months ended September 30, 2013, our retail segment recorded $98 million of net earnings from equity accounted investments, which was primarily driven by increases in operating income. Our office segment recorded $42 million of net earnings from equity accounted investments during the period, which represents a decrease of $13 million. This decrease is primarily attributable to asset dispositions as well as the consolidation of the Victor Building in Washington, D.C. in the third quarter of 2013. This decrease was partially offset by the acquisition of 125 Old Broad Street in London. The remaining variance relates to fair value gains from equity accounted investments in our multi-family, industrial and other segment compared to the prior year.

Income tax expense decreased by $92 million for the three ended September 30, 2013, respectively, compared to the same period in the prior year, primarily as a result of lower income before income taxes, as discussed above and higher income tax expense on fair value gains in the prior year.

Nine Months ended September 30, 2013

The combined commercial property and hospitality revenue increased by $508 million for the nine months ended September 30, 2013, compared to the same period in the prior year. This increase was primarily due to an increase in commercial property revenue in our multi-family, industrial and other segment of $105 million attributable to the recent acquisitions, and a $426 million increase in hospitality revenue primarily as a result of the acquisition of Paradise Island Holdings Limited (“Atlantis”) in the Bahamas in April 2012, and a mixed use portfolio in Australia containing several hospitality properties. In addition, our retail segment recorded an increase in commercial property revenue of $5 million for the nine months ended September 2013, compared to the prior year, as a result of higher rental rates and expansions at our Brazilian malls. Commercial property revenue in our office segment decreased by $28 million due to the change in accounting relating to the Spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to commercial property revenue in the prior period. The decrease in the office segment was partially offset property acquisitions in Seattle, Washington, D.C., Los Angeles, San Diego and London.

Investment and other revenue increased by $4 million for the nine months ended September 30, 2013 respectively, compared to same periods in the prior year. The increase primarily relates to the change in accounting relating to the Spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to commercial property revenue in the prior period. The increase was partially offset by a $40 million dividend from our

8

investment in Canary Wharf during the nine months ended September 30, 2012 and decreased interest income due to the repayment of a residential note payable from Brookfield Residential Properties Inc. which was repaid during the fourth quarter of 2012.

Our combined direct commercial property and hospitality expense increased by $402 million for the nine months ended September 30, 2013, compared to the same period in the prior year. This increase was due to our multi-family, industrial and other segment, in which commercial property expense increased by $27 million due the acquisition of industrial, multi-family, and other assets after September 30, 2012, and hospitality expense, which increased by $387 million as a result of the acquisition of the Atlantis in 2012 and a mixed use portfolio in Australia containing several hospitality properties.

Commercial property expense in our office segment decreased by $12 million due to the change in accounting relating to the Spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to direct commercial property expense in the prior period. This was offset by acquisitions of office properties since September 30, 2012 and the practical completion of Brookfield Place Perth in May 2012.

Interest expense increased by $76 million for the nine months ended September 30, 2013, compared to the same period in the prior year. This increase was due to an increase in our multi-family, industrial and other segment of $91 million which was primarily attributable to the acquisition of the Atlantis in April 2012 and portfolio acquisitions of multi-family and industrial assets since September 2012. In addition, the current period includes interest expense of $39 million on corporate capital securities, which were issued in connection with the Spin-off and interest expense on a fund subscription facility. Interest expense in our office segment decreased by $37 million, which was primarily attributable to refinancing activity, which reduced interest rates and debt repayments, as well as the change in accounting relating to the Spin-off whereby certain Australian assets were reclassified to participating loan interests.

Administration and other expense increased by $76 million for the nine months ended September 30, 2013, respectively, compared to the same periods in the prior year, primarily as a result of management fees under the master services agreement and management fees on new real estate funds payable to Brookfield Asset Management Inc.

We recorded $775 million of fair value gains for the nine months ended September 30, 2013, which was a decrease of $246 million compared to the same period in the prior year. For the nine months ended September 30, 2013, our office segment recorded fair value gains of $742 million primarily related to improved cash flows from leasing activities. In the first nine months of 2013, our retail segment recorded $35 million of fair value losses, primarily as a result of capitalization rate expansion at our Brazilian properties due to reduced future growth rate assumptions. The remaining variance relates to fair value gains in our multi-family and industrial portfolios, which was partially offset by fair value amortization of debt on hotel assets.

Our share of net earnings from equity accounted investments was $543 million for the nine months ended September 30, 2013, which represents a decrease of $439 million compared to the same period in the prior year. For the nine months ended September 30, 2013, our share of net earnings from equity accounted investments was $349 million in our retail segment, compared to $789 million in the prior year period, primarily stemming from lower fair value gains from our interest in GGP compared to the prior year, as a result of less significant capitalization rate compression in the current period. Our office segment recorded $165 million in net earnings from equity accounted investments as a result of higher valuation gains recognized in the current period, offset by dispositions of equity accounted office properties since the prior year. The remaining variance is attributable to lower valuation gains on equity accounted investments recognized in our multi-family, industrial and other segment.

Income tax expense decreased by $109 million for the nine months ended September 30, 2013, respectively, compared to the same period in the prior year, primarily as a result of lower income before income taxes, as discussed above and higher income tax expense on fair value gains in the prior year. The decrease was partially offset by a one-time $129 million corporate-level deferred income tax expense incurred as a result of the Spin-off.

9

Segment Performance and Analysis

Consolidated NOI and FFO for the three and nine months ended September 30, 2013 and 2012

(US$ Millions)	NOI(1)		FFO(1)
Three months ended Sep. 30,	2013	2012	2013	2012
Office	$ 349	$ 366	$ 80	$ 110
Retail	24	23	68	63
Multi-family, Industrial and Other	118	64	17	2
Corporate	-	-	(41)	-
	$ 491	$ 453	$ 124	$ 175

(US$ Millions)	NOI(1)		FFO(1)
Nine months ended Sep. 30,	2013	2012	2013	2012
Office	$ 1,066	$ 1,080	$ 260	$ 281
Retail	78	75	205	172
Multi-family, Industrial and Other	354	173	50	13
Corporate	-	-	(75)	-
	$ 1,498	$ 1,328	$ 440	$ 466
(1) NOI and FFO are non-IFRS financial measures. See “— Performance Measures” above in this MD&A and the reconciliations to IFRS measures below.

Office

Operating results – Office

The following table presents the NOI and FFO of our office properties by region for the three and nine months ended September 30, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)
Three months ended Sep. 30,	2013	2012	2013	2012
United States	$ 207	$ 207	$ 99	$ 100
Canada	69	73	37	49
Australia	61	79	44	36
Europe	12	7	8	34
Unallocated	-	-	(108)	(109)
	$ 349	$ 366	$ 80	$ 110

(US$ Millions)	NOI(1)		FFO(1)
Nine months ended Sep. 30,	2013	2012	2013	2012
United States	$ 615	$ 620	$ 334	$ 307
Canada	212	212	105	135
Australia	209	225	149	121
Europe	30	23	13	43
Unallocated	-	-	(341)	(325)
	$ 1,066	$ 1,080	$ 260	$ 281
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI and FFO.
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NOI, which represents the net amount of commercial property revenue and direct commercial property expense, generated by existing office properties for the three and nine months ended September 30, 2013 (i.e., those held throughout both the current and prior period) is presented in the following table on a constant exchange rate basis, using the average exchange rate for the three and nine months ended September 30, 2013 and for the same period in 2012. This table illustrates the stability of our cash flows that arise from the high occupancy levels and our long-term lease profile:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
United States	$ 203	$ 197	$ 590	$ 577
Canada	69	69	210	205
Australia	62	62	139	138
Europe	7	7	24	24
NOI relating to existing properties using normalized foreign exchange ("FX") (1)	341	335	963	944
Currency variance	-	12	-	12
NOI relating to existing properties	341	347	963	956
NOI relating to acquisitions, dispositions and other	8	19	103	124
Total NOI	$ 349	$ 366	$ 1,066	$ 1,080
Average rent per square foot	$ 31.09	$ 28.77	$ 31.09	$ 28.77
(1) Using the three and nine months ended September 30, 2013 average FX rates.

NOI relating to existing properties for the three and nine months ended September 30, 2013 compared with the prior year increased by $6 million to $341 million and $19 million to $963 million, respectively, when excluding currency appreciation. This increase was primarily the result of higher same property average in-place net rents and tenant recoveries, particularly at our U.S. and Canadian properties, partially offset by slightly lower occupancy which was primarily due to large expiries in Denver and Washington, D.C. NOI relating to acquisitions, dispositions and other is related to acquisitions in Los Angeles, Seattle, Washington, D.C., and London; dispositions of properties in Washington, D.C., Los Angeles, Minneapolis, and Auckland; and the deconsolidation of certain Australian properties that were acquired by the partnership through participating loan interests.

FFO for the three and nine months ended September 30, 2013 decreased by $30 million and $21 million, respectively, when compared to the prior year period. This was a result of one-time items recorded in investment and other income in the prior year, including dividend income from our investment in Canary Wharf of $31 million and $40 million in the three and nine months ended September 30, 2013, respectively, and interest income due to the repayment of a residential note payable from Brookfield Residential Properties Inc. which was repaid during the fourth quarter of 2012. This decrease was partially offset as a result of refinancing activity, which reduced our average interest rate and debt repayments, as well as to the change in accounting relating to the Spin-off whereby certain Australian assets were reclassified to participating loan interests.

Operating metrics - Office

The results of operations are primarily driven by occupancy and rental rates of the office properties. The following tables present key metrics relating to in-place leases of our office property portfolio:

	Sep. 30, 2013					Dec. 31, 2012
	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent
United States	86.7%	87.4%	6.7	$ 27.10	$ 31.62	87.7%	87.4%	6.8	26.18	$ 31.35
Canada	96.8%	96.8%	7.9	26.13	31.75	96.9%	96.9%	8.2	25.81	30.79
Australia	97.6%	97.6%	5.8	49.22	52.48	97.7%	97.7%	6.4	48.42	48.51
Europe(1)	94.5%	92.0%	8.7	75.01	75.92	85.3%	85.3%	10.7	69.37	66.75
Average	90.6%	91.1%	6.9	$ 31.09	$ 35.62	91.1%	91.1%	7.1	$ 29.88	$ 34.14

(1)Does not include office assets held through our approximate 22% interest in Canary Wharf.

The occupancy rate in our office platform at September 30, 2013 was 90.6%, which represents a decrease of 0.5% compared to the rate at December 31, 2012. The decrease primarily relates to vacancies in New York City and Washington, D.C., as well as the acquisition of office portfolios with lower occupancy rates since year-end. For the nine months ended September 30, 2013, we leased approximately 4.6 million square feet, at average net rents approximately 12% higher than expiring net rents.

We use in-place net rents for our office segment, as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash generated from leases in a given period.

•	In North America, at September 30, 2013, average in-place net rents increased 3.5% in the United States and 1.2% in Canada, compared to December 31, 2012. Net rents across our U.S. office portfolio were at a discount of approximately
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14% to the average market rent of $31.62 per square foot. In Canada, the net rents were at a discount of approximately 18% to the average market rent of $31.75 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, increase the cash flow of our office portfolio.

•	In Australia, at September 30, 2013, average in-place net rent in our portfolio was $49.22 per square foot, which represented a 6% discount to market rents. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with increases in market rents.

The following table presents our leasing activity from December 31, 2012 to September 30, 2013:

	Dec. 31, 2012								Sep. 30, 2013
						Year One	Average	Acq.
	Leasable		Total	Expiring		Leasing	Leasing	(Disp.)	Leasable
	Area(1)	Leased(1)	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Additions	Area	Leased
(US $)	(000's Sq.Ft.)	(000's Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)
United States (2)	45,694	40,106	(3,387)	$ 25.37	3,346	$ 26.32	$ 28.09	(753)	44,815	38,837
Canada	16,714	16,187	(835)	27.93	819	31.81	33.32	-	16,714	16,171
Australia	10,134	9,916	(425)	43.61	397	39.41	44.03	-	10,134	9,888
Europe (3)	916	774	(4)	24.56	73	58.19	58.26	428	1,344	1,271
Total	73,458	66,983	(4,651)	$ 27.50	4,635	$ 28.91	$ 30.85	(325)	73,007	66,167
(1) Has been restated to reflect the impact of remeasurements which are done annually in the first quarter.
(2) Includes unconsolidated joint ventures.
(3) Does not include office assets held through our approximate 22% interest in Canary Wharf.

Additionally, for the nine months ended September 30, 2013, tenant improvements and leasing costs related to leasing activity that occurred was $171 million, or an average of $39.75 per square foot, compared to $249 million, or $44.02 per square foot for the same period in the prior year.

The following table presents the lease expiry profile of our office properties with the associated expiring average in-place net rents by region at September 30, 2013:

			Expiring Leases
	Net Rental Area	Currently Available	2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)			(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent
United States	44,815	5,978	3,441	$34	2,447	$24	3,112	$22	2,361	$24	2,902	$24	3,936	$28	20,638	$ 36
Canada	16,714	543	1,308	20	326	31	1,300	24	1,633	25	632	29	739	31	10,233	30
Australia	10,134	246	98	53	755	48	1,151	47	996	59	989	47	1,024	57	4,875	69
Europe(1)	1,344	73	-	-	134	100	6	27	71	79	88	54	8	94	964	73
Total	73,007	6,840	4,847	$31	3,662	$32	5,569	$28	5,061	$32	4,611	$30	5,707	$34	36,710	$ 40
Percentage of Total	100.0%	9.4%	6.6%		5.0%		7.6%		6.9%		6.3%		7.8%		50.4%

(1)Does not include office assets held through our approximate 22% interest in Canary Wharf.

Balance sheet - Office

The following table presents the equity before non-controlling interests of others in operating subsidiaries of our office portfolio by region as at September 30, 2013 and December 31, 2012:

(US$ Millions)	United States		Canada		Australia		Europe		Total
	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Office properties	$ 14,362	$ 13,887	$ 4,971	$ 5,132	$ 3,595	$ 4,592	$ 1,125	$ 990	$ 24,053	$ 24,601
Equity accounted investments	1,668	1,637	15	17	251	900	127	-	2,061	2,554
Participating loan interests	-	-	-	-	784	-	-	-	784	-
Accounts receivable and other	801	723	100	113	390	319	1,157	1,073	2,448	2,228
	16,831	16,247	5,086	5,262	5,020	5,811	2,409	2,063	29,346	29,383

Property-specific borrowings	7,023	7,129	2,148	1,958	1,809	2,453	674	676	11,654	12,216
Accounts payable and other	1,058	1,064	557	568	407	297	87	68	2,109	1,997
Non-controlling interests	843	705	499	512	134	123	1	2	1,477	1,342
	$ 7,907	$ 7,349	$ 1,882	$ 2,224	$ 2,670	$ 2,938	$ 1,647	$ 1,317	$ 14,106	$ 13,828
Unallocated
Unsecured facilities									$ 615	$ 418
Capital securities									644	866
Non-controlling interests									6,164	6,078
Equity before non-controlling interests of others in operating subsidiaries(1)									$ 6,683	$ 6,466
(1)Does not include office developments which are described in the table below on a geographic basis.
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Equity before non-controlling interests of others in operating subsidiaries increased by $217 million to $6,683 million as at September 30, 2013 compared to December 31, 2012, excluding office development activities. This increase is primarily due to increases in the fair value of our operating properties as a result of improved cash flows from leasing activity, as well as asset acquisitions since the beginning of the year. This increase was partially offset by the impact of foreign currency translation in our Canadian, Australian and European office portfolios, as well as dispositions of non-core office assets during the current year. In addition, the increase in equity before non-controlling interests of others in operating subsidiaries is a result of a reduction in property-specific borrowings as a result of asset dispositions and refinancing activities.

Equity accounted investments as at September 30, 2013 primarily include: in the United States, 245 Park Avenue ($0.7 billion) and the Grace Building ($0.6 billion); and in Australia, E&Y Centre ($0.3 billion). Our interest in Canary Wharf ($1.0 billion) is classified as a financial asset and is included in accounts receivable and other in the table above.

The following table presents the equity before non-controlling interests of others in operating subsidiaries of our office development activities by region:

	Sep. 30, 2013				Dec. 31, 2012
(US$ Millions)	Consoli-dated assets	Consoli-dated liabilities	Non-Controlling interests	Equity before non-controlling interests of others in operating subsidiaries	Consoli-dated assets	Consoli-dated liabilities	Non-Controlling interests	Equity before non-controlling interests of others in operating subsidiaries
North America
Manhattan West, New York(1)	$ 554	$ 297	$ 130	$ 127	$ 465	$ 227	$ 119	$ 119
Other	506	48	232	226	341	55	144	142
Europe	497	78	226	193	318	69	138	111
Australia	52	6	21	25	184	61	16	107
Brazil	261	158	-	103	223	148	-	75
	$ 1,870	$ 587	$ 609	$ 674	$ 1,531	$ 560	$ 417	$ 554

  (1) At September 30, 2013 consolidated liabilities include $122 million of non-recourse fixed rate debt, bearing interest at 5.9% and maturing in 2018, and $175 million of non-recourse floating rate debt bearing interest at 2.7% and maturing in 2016.

As at September, 30 2013, we held interests in centrally located office development sites with a total development pipeline of approximately 18 million square feet in North America, Australia, Europe and Brazil. We classify our office development sites into three categories: (i) active development (ii) active planning and (iii) held for development. Our active developments include the five million square foot Manhattan West in New York, the 1.4 million square foot Brookfield Place East Tower in Calgary, the 980,000 square foot Bay Adelaide Centre East in Toronto, the 681,000 square foot Giroflex towers in São Paulo, and the 366,000 square foot Brookfield Place Tower 2 in Perth. As of September 30, 2013, these five sites had incurred a cost of $863 million and had a total planned development cost of $752 per square foot with a weighted average planned construction period of 83 months.

Of the remaining approximately 9.6 million square feet in our office development pipeline as at September 30, 2013, 2.3 million square feet were in the active planning stage comprised of four development projects. Included in the active planning stage are the development rights to 100 Bishopsgate in London, U.K., as we have prepared the site for construction. As at September 30, 2013, those four developments had incurred a cost of $402 million and had a total planned development cost of $921 per square foot with a weighted average planned construction period of 37 months.

The remaining approximately 7.3 million square feet of our office development pipeline as of September 30, 2013 were being held for development and were not in the active planning stage. With all our development sites, we proceed with developing the sites when our risk adjusted return hurdles and preleasing targets are met.

The key valuation metrics of our office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States		Canada		Australia		Europe
	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Discount rate	7.4%	7.3%	6.5%	6.4%	8.5%	8.9%	6.7%	6.7%
Terminal cap rate	6.4%	6.3%	5.7%	5.6%	7.2%	7.2%	5.5%	5.8%
Investment horizon (years)	11	11	11	11	10	10	10	10

As at September 30, 2013, we had a level of indebtedness of approximately 49% of our consolidated office properties.

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We attempt to match the maturity of our office property debt with the average lease term of our properties. At September 30, 2013, the average term to maturity of our property debt was 5 years, compared to our average lease term of 7 years. The details of our property debt for our consolidated office properties at September 30, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Unsecured Facilities
Brookfield Canada Office Properties revolving facility	3.0%	$ 278
Brookfield Office Properties senior notes	4.2%	337

Secured Property Debt
Fixed rate	5.2%	7,867
Variable rate	4.2%	4,261
		$ 12,743

Current		$ 1,954
Non-current		10,789
		$ 12,743

As at September 30, 2013 we had $889 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $278 million (December 31, 2012 – $68 million).

On January 31, 2013, Brookfield Office Properties redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

Brookfield Office Properties had the following capital securities outstanding as at the dates indicated:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2013	Dec. 31, 2012
Class AAA Series E (1)	8,000,000	70% of bank prime	$ -	$ -
Class AAA Series F	-	6.00%	-	202
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	194	202
Class AAA Series J	8,000,000	5.00%	194	202
Class AAA Series K	6,000,000	5.20%	146	150
Total capital securities			$ 644	$ 866

Current			$ -	$ 202
Non-current			644	664
Total capital securities			$ 644	$ 866
(1) The partnership has an offsetting loan receivable against these securities earning an interest at 108% of bank prime.

Retail

Operating results – Retail

The following table presents the NOI and FFO of our retail properties by region for the three and nine months ended September 30, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)
Three months ended Sep. 30,	2013	2012	2013	2012
United States	$ -	$ -	$ 66	$ 61
Brazil	22	21	1	-
Australia	2	2	1	2
	$ 24	$ 23	$ 68	$ 63

(US$ Millions)	NOI(1)		FFO(1)
Nine months ended Sep. 30,	2013	2012	2013	2012
United States	$ -	$ -	$ 196	$ 170
Brazil	68	66	4	(2)
Australia	10	9	5	4
	$ 78	$ 75	$ 205	$ 172
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI and FFO.
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NOI, which represents the net amount of commercial property revenue and direct commercial property expense for the three and nine months ended September 30, 2013 compared with the same periods in the prior year increased $1 million and $3 million, respectively, primarily as a result of higher NOI at our Brazilian malls due to expansions and leasing activity, offset by lower NOI in Australia following dispositions in the current year.

FFO for the for the three and nine months ended September 30, 2013 compared with the same periods in the prior year increased $5 million and $33 million, respectively, which was primarily a result of improved occupancy and in-place rent rates in the United States compared to the prior year. The increase in FFO is also attributable to lower interest expense across our U.S. portfolio as a result of refinancing activity and lower interest expense at our Brazilian operations. In addition, GGP’s initial rental rates for executed leases commencing in 2013 on a suite-to-suite basis increased 12.2%, or $6.88 per square foot, to $63.32 per square foot when compared to the rental rate for expiring leases. Trailing twelve month tenant sales in GGP’s malls increased 3.8% to $562 per square foot. The GGP same store regional malls leased percentage was 96.6% at quarter-end, an increase of 110 basis points from September 30, 2012.

Operating metrics – Retail

The following table presents key metrics relating to in-place leases of our retail property portfolio:

	Sep. 30, 2013				Dec. 31, 2012
	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent
United States (1)	95.5%	6.0	$ 54.35	$ 61.64	95.0%	5.8	$ 52.06	$58.01
Brazil	95.8%	6.8	47.15	48.44	94.7%	7.1	46.12	47.63
Australia(2)	100.0%	3.0	9.53	8.18	98.3%	6.9	9.26	9.13
Average	95.5%	6.0	$ 53.41	$ 60.33	95.1%	5.9	$ 50.58	$ 56.18
(1) Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.
(2) Excludes assets that are being de-leased in preparation for redevelopment.

Our retail portfolio occupancy rate at September 30, 2013 was 95.5%. The increase from year-end is primarily the result of increased leasing activities at our United States properties. In our U.S. retail portfolio, initial rental rates for leases commencing in 2013 on a suite-to-suite basis increased approximately 12% compared to the average rental rate for expiring leases.

We use in-place rents for our retail segment as a measure of leasing performance, which are calculated on a cash basis and consists of base minimum rent, plus reimbursements of common area costs, and real estate taxes.

The following table presents leasing activity from December 31, 2012 to September 30, 2013:

	Dec. 31, 2012(1)								Sep. 30, 2013
						Year One	Average	Acq. (Disp.) Additions (000's Sq. Ft.)
	Leasable		Total	Expiring		Leasing	Leasing		Leasable
	Area(1)	Leased(1)	Expiries	Rent	Leasing	Rent	Rent		Area	Leased
(US $)	(000's Sq.Ft.)	(000's Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	($ per Sq.Ft.)		(000's Sq. Ft.)	(000's Sq. Ft.)
United States	64,800	61,659	(10,523)	$ 50.97	11,075	$ 50.48	$ 55.01	(1,151)	63,648	60,923
Brazil	2,802	2,653	(726)	34.66	800	30.62	31.85	46	2,848	2,727
Australia	1,951	1,918	(6)	11.22	-	-	-	(1,036)	914	914
Total	69,553	66,230	(11,255)	$ 49.90	11,875	$ 49.14	$ 53.45	(2,141)	67,410	64,564
(1) Has been restated to reflect the impact of remeasurements which are performed annually in the first quarter.

In addition, we incurred tenant allowances for our retail operating properties of $119 million for the nine months ended September 30, 2013 and $127 million during the same period in 2012.

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The following table presents the lease expiry profile of our retail properties with the associated expiring average in-place rents by region at September 30, 2013:

			Expiring Leases
	Net Rental Area	Currently Available	2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)			(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent
United States (1)	60,077	2,725	929	$ 62	6,827	$ 52	6,373	$ 56	6,169	$ 62	6,023	$ 61	5,965	$ 67	25,066	$ 63
Brazil	2,848	121	464	34	329	81	434	64	278	65	305	58	175	63	742	15
Australia(2)	914	-	-	-	-	-	-	-	584	8	330	16	-	-	-	-
Total	63,839	2,846	1,393	$ 53	7,156	$ 53	6,807	$ 57	7,031	$ 58	6,658	$ 59	6,140	$ 67	25,808	$ 62
Percentage of Total	100.0%	4.5%	2.2%		11.2%		10.7%		11.0%		10.4%		9.6%		40.4%
(1) Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.
(2) Excludes assets that are being de-leased in preparation for redevelopment.

Balance sheet - Retail

The following table presents equity before non-controlling interests of others in operating subsidiaries of our retail properties by region as at September 30, 2013 and December 31, 2012:

(US$ Millions)	United States		Brazil		Australia		Total
	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Retail properties	$ -	$ -	$ 1,803	$ 1,959	$ 134	$ 226	$ 1,937	$ 2,185
Equity accounted investments	5,656	5,219	-	-	-	-	5,656	5,219
Accounts receivable and other	537	538	286	328	9	5	832	871
	6,193	5,757	2,089	2,287	143	231	8,425	8,275

Property-specific borrowings	-	-	669	734	61	102	730	836
Accounts payable and other	-	305	129	137	-	-	129	442
Non-controlling interests	444	423	954	1,047	2	22	1,400	1,492
Equity before non-controlling interests of others in operating subsidiaries	$ 5,749	$ 5,029	$ 337	$ 369	$ 80	$ 107	$ 6,166	$ 5,505

Equity before non-controlling interests of others in operating subsidiaries in our retail portfolio increased $661 million to $6.2 billion at September 30, 2013 from December 31, 2012. The increase was primarily a result of fair value gains in the United States as well as the acquisition of additional interests in GGP and Rouse from our fund partners in April 2013. The increase was partially offset by foreign exchange rate movements in Australia and Brazil, fair value losses in Brazil and dispositions in Australia.

The key valuation metrics of our retail properties, including those within our equity accounted investments, are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States(1)		Australia		Brazil
	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Discount rate	5.5%	5.7%	10.3%	9.9%	9.0%	8.5%
Terminal cap rate	n/a	n/a	9.5%	9.2%	7.2%	7.2%
Investment horizon (years)	n/a	n/a	10	10	10	10
(1) The valuation method used by United States is the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The details of property debt for our consolidated retail properties at September 30, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Secured Property Debt
Variable rate	10.3%	$ 730
		$ 730

Current		$ 12
Non-current		718
		$ 730

 During the three months September 30, 2013, GGP obtained $1.7 billion of property-level debt with a weighted average interest rate of 3.99% and weighted average term-to-maturity of 9.4 years. The prior loans had a weighted average interest rate of

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5.32% and a remaining term-to-maturity of 2.8 years. These refinancing transactions generated approximately $239 million of net proceeds to GGP.

The details of retail property debt related to our equity accounted investment in GGP at September 30, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance(1)
Unsecured Facilities
Junior subordinated notes	1.7%	$ 206

Secured Property Debt
Fixed rate	4.6%	16,850
Variable rate	2.7%	1,776
		$ 18,832

Current		$ 618
Non-current		18,214
		$ 18,832
(1) Represents GGP's consolidated and proportionate share of unconsolidated U.S. property debt.

Multi-Family, Industrial and Other

Operating Results – Multi-Family, Industrial and Other

The following table presents the NOI and FFO of our multi-family, industrial and other segment for the three months ended September 30, 2013 and 2012:

(US$ Millions)	NOI(1)		FFO(1)
Three months ended Sep. 30,	2013	2012	2013	2012
	$ 118	$ 64	$ 17	$ 2

(US$ Millions)	NOI(1)		FFO(1)
Nine months ended Sep. 30,	2013	2012	2013	2012
	$ 354	$ 173	$ 50	$ 13
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI and FFO.

NOI, which represents the net amount of commercial property revenue and direct commercial property expense, increased $54 million and $181 million for the three and nine months ended September 30, 2013, respectively when compared to the prior year period. This was primarily the result of the acquisition of the Atlantis in April 2012, and industrial and multi-family assets in the second half of 2012 and in 2013.

FFO for the for the three and nine months ended September 30, 2013 compared with the same periods in the prior year increased $15 million and $37 million, respectively, which was primarily due to the acquisition of the Atlantis in April 2012, and industrial and multi-family assets in the second half of 2012 and in 2013.

Balance Sheet – Multi-Family, Industrial and Other

The following table presents equity before non-controlling interests of others in operating subsidiaries of our multi-family, industrial and other segment:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Investment properties	$ 3,367	$ 3,511
Equity accounted investments	329	308
Property, plant & equipment	2,290	2,970
Loans and notes receivable	118	367
Accounts receivable and other	1,942	1,336
	8,046	8,492
Property-specific borrowings	5,442	5,733
Accounts payable and other liabilities	375	610
Non-controlling interests	1,388	1,511
Equity before non-controlling interests of others in operating subsidiaries	$ 841	$ 638

Equity before non-controlling interests of others in operating subsidiaries in our multi-family, industrial and other segment increased $203 million from December 31, 2012 to September 30, 2013. This was a result of acquisitions of multi-family and

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industrial assets in the United States and Europe since year-end and higher values on properties in our multi-family and industrial portfolio, which increased the value of the investment properties since year-end. This increase in investment properties was offset by fluctuations in foreign exchange rates, as well as the deconsolidation of our investment in a mixed-use Australian commercial property portfolio.

Accounts receivable and other primarily relate to hotel operating properties as at September 30, 2013. The decrease since year-end reflects the deconsolidation of our investment in a mixed-use Australian commercial property portfolio, which includes six hotel assets in Australia, as well as depreciation and amortization on our hotel assets and distributions from our real estate opportunity and finance funds in 2013.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	North America		Europe(1)		Australia
	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Discount rate	9.0%	8.7%	8.2%	n/a	10.1%	9.8%
Terminal cap rate	7.8%	8.0%	n/a	n/a	8.6%	9.2%
Investment horizon (years)	8	10	n/a	n/a	10	10
(1)	Certain properties in Europe use the direct capitalization method for valuation. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Property debt related to our multi-family, industrial and other segment totaled $5.4 billion at September 30, 2013 and had a weighted average interest rate of 3.3% and an average term to maturity of 2.6 years.

Corporate

Balance Sheet – Corporate

The following table presents equity before non-controlling interests of others in operating subsidiaries at the corporate level:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Accounts receivable and other	$ 5	$ -

Capital Securities	1,250	-
Accounts payable and other liabilities	929	-
Non-controlling interests	25	-
Equity before non-controlling interests of others in operating subsidiaries	$ 2,199	$ -

Accounts payable and other liabilities consist primarily of deferred tax liabilities established in connection with the Spin-off. As at September 30, 2013, we had $1.25 billion of capital securities outstanding, which were issued by one of the partnership’s holding entities. The following table provides additional information on the capital securities:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2013	Dec. 31, 2012
Class B Junior Preferred Shares	30,000,000	5.75%	$ 750	$ -
Class C Junior Preferred Shares	20,000,000	6.75%	500	-
Total capital securities			$ 1,250	$ -

Current			$ -	$ -
Non-current			1,250	-
Total capital securities			$ 1,250	$ -

In addition, as at September 30, 2013, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of the partnership.

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Reconciliation of NOI and FFO for the three and nine months ended September 30, 2013 and 2012

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue	$ 721	$ 712	$ 2,180	$ 2,098
Hospitality revenue	294	260	954	528
Direct commercial property expense	(280)	(297)	(878)	(863)
Direct hospitality expense	(276)	(238)	(855)	(468)
Depreciation and amortization of real estate assets (1)	32	16	97	33
NOI	491	453	1,498	1,328
Investment and other revenue	33	59	132	128
Share of equity accounted income excluding fair value gains	103	108	302	299
Interest expense	(275)	(261)	(818)	(742)
Administration and other expense	(108)	(56)	(241)	(165)
Non-controlling interests of others in operating subsidiaries in funds from operations	(120)	(128)	(433)	(382)
FFO (2)	124	175	440	466
Depreciation and amortization of real estate assets (1)	(32)	(16)	(97)	(33)
Fair value gains, net	185	572	775	1,021
Share of equity accounted fair value gains	60	126	255	683
Income tax expense	(60)	(152)	(355)	(464)
Share of equity accounted income tax expense	(14)	-	(14)	-
Non-controlling interests of others in operating subsidiaries in income tax expense	(28)	(296)	(287)	(608)
Net income before non-controlling interests of others in operating subsidiaries	235	409	717	1,065
Non-controlling interests of others in operating subsidiaries	148	424	720	990
Net income	$ 383	$ 833	$ 1,437	$ 2,055
(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Net Income calculation.
(2) FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.

Income Taxes

The major components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Current income tax	$ 25	$ 32	$ 2	$ 109
Deferred income tax	35	120	353	355
Income tax expense	$ 60	$ 152	$ 355	$ 464

Nine months ended Sep. 30,	2013	2012
Statutory income tax rate	28%	26%
Increase (decrease) in rate resulting from:
Portion of income not subject to tax	(3)	(13)
International operations subject to different tax rates	(7)	6
Minority interests	(3)	-
Valuation allowance	1	-
Reversal of reserves	(3)	-
Related to change in basis of accounting of investments in associates	7	-
Other	-	-
Effective income tax rate	20%	19%

As the partnership is not subject to tax, the above reconciliation has been prepared using a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate.

Risk Management

The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of

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the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Australia, Brazil and Europe. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

The strategy of our multi-family, industrial and other segment depends, in part, upon our ability to syndicate or sell participations in senior interests in our investments, either through capital markets collateralized debt obligation transactions or otherwise. If we cannot do so on terms that are favorable to us, we may not make the returns we anticipate.

For a more detailed description of the risks facing our business, please refer to the section entitled “3.D. Risk Factors” in our annual report on Form 20-F.

Credit Risk

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.9% of our office segment tenant base and, as at September 30, 2013, no one tenant comprises more than this. The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and lease commitments as at September 30, 2013:

	Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000's Sq. Ft.)	Sq. Ft. (%)
	Various Government Agencies	All markets	AA+/AAA	Various	6,494	8.9%
	Bank of America/Merrill Lynch(3)	Denver/New York/Los Angeles/Toronto/Washington, D.C.	A-	Various	4,813	6.6%
	CIBC World Markets(4)	Calgary/Houston/New York/Toronto	A+	2034	1,429	2.0%
	Suncor Energy	Calgary	BBB+	2028	1,295	1.8%
	Bank of Montreal	Calgary/Toronto	A+	2023	1,082	1.5%
	Morgan Stanley	Denver/New York/Toronto	A-	2030	1,059	1.5%
	Royal Bank of Canada	Boston/Calgary/New York/Toronto/Vancouver/Washington, D.C.	AA-	2025	1,004	1.4%
	PricewaterhouseCoopers	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	2026	896	1.2%
	JPMorgan Chase	Denver/New York/Houston/Los Angeles	A	2022	889	1.2%
	Deloitte	Denver/New York/Houston/Toronto	Not Rated	2022	748	1.0%
	Total				19,709	27.1%

(1)	From Standard & Poor's Rating Services, Moody's Investment Services, Inc. or DBRS Limited.
(2)	Reflects the year of maturity related to lease(s) and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)	On October 1, 2013, Bank of America/Merrill Lynch space at Brookfield Place in New York becomes vacant.
(4)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

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The following list reflects the ten largest tenants in our retail portfolio as at September 30, 2013. The largest tenant in our portfolio accounted for approximately 3.1% of minimum rents, tenant recoveries and other.

Top Ten Largest Tenants	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)
Limited Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.1%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.5%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.3%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	1.9%
Forever 21, Inc.	Forever 21	1.8%
Golden Gate Capital	Express, J. Jill, Eddie Bauer	1.7%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.4%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.2%
Luxottica Retail North America Inc.	Lenscrafters, Sunglass Hut, Pearle Vision	1.2%
Macy's Inc.	Macy's, Bloomingdale's	1.2%
Total		18.3%

Our exposure to credit risk in respect of our other investments relates primarily to counterparty obligations regarding loans and notes receivable. We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. We also endeavor to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques.

Environmental Risks

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material noncompliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2013 may not provide the same level of increases in rental rates on renewal as compared to prior years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years.

Insurance Risk

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

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Derivative Financial Instruments

We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•	foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	total return swaps on Brookfield Office Properties’ shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

We have derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

As at September 30, 2013, we had derivatives representing a notional amount of $1,401 million in place to fix rates on forecasted fixed rate financings with maturities between 2023 and 2026 at rates between 2.3% and 4.7%. As at December 31, 2012, we had derivatives representing a notional amount of $1,377 million in place to fix rates on forecasted fixed rate financings with a maturity between 2023 and 2025 at rates between 2.1% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

As at September 30, 2013, we had derivatives with a notional amount of $3,476 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2013 and 2018. As at December 31, 2012, we had derivatives with a notional amount of $5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds, Euros and Australian Dollars.

The fair value of our outstanding interest rate derivative positions as at September 30, 2013 is a loss of $119 million (December 31, 2012 – loss of $273 million). For the three and nine months ended September 30, 2013, and 2012, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

Foreign Currency Hedging

We have derivatives designated as net investment hedges of our investments in foreign subsidiaries. As at September 30, 2013, we had hedged a notional amount of £600 million at rates between £0.63/US$ and £0.66/US$ using foreign currency forward contracts maturing between October 2013 and February 2014. As at December 31, 2012, we had designated a notional amount of £45 million at £0.62/US$ using foreign currency forward contracts maturing June 30, 2013. In addition, as at September 30, 2013, we had hedged a notional amount of €275 million (December 31, 2012 – nil) at rates between €0.75/US$ and €0.77/US$ using foreign currency forward contracts maturing in November 2013. We had also hedged, as at September 30, 2013, a notional amount of AU$ 85 million (December 31, 2012 – nil) at rates between AU$1.00/US$ and AU$1.07/US$ using foreign currency forward contracts maturing between December 2013 and March 2014.

The fair value of our outstanding foreign currency forwards as at September 30, 2013 is a loss of $53 million (December 31, 2012 – nil).

In addition, as of September 30, 2013, we had designated C$900 million (December 31, 2012 – C$1,100 million) of Canadian dollar financial liabilities as hedges against our net investment in Canadian operations.

Other Derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

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At September 30, 2013, we had a total return swap under which the partnership received the return on a notional amount of 1.4 million Brookfield Office Properties common shares in connection with Brookfield Office Properties’ deferred share unit plan. The fair value of the total return swap at September 30, 2013 was $3 million (December 31, 2012 – gain of $1 million) and a $2 million loss in connection with the total return swap was recognized in general and administrative expense in the three months ended September 30, 2013 (2012 – gain of $1 million).

At September 30, 2013, we had interest rate cap contracts outstanding with a notional amount of $3,733 million, at rates between 1.15% and 4.5% and expiring between 2014 and 2016. As at December 31, 2012, we had interest rate cap contracts outstanding with a notional amount of $3,564 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. The fair value of these contracts at September 30, 2013 was nil (December 31, 2012– nil). In addition as of September 30, 2013 we had interest rate swaps with a notional amount of $42 million (December 31, 2012– not applicable), with interest rates between 0.8% and 1.4% maturing between 2017 and 2020. The fair value of these contracts as at September 30, 2013 was nil (December 31, 2012– not applicable).

Related Party Transactions

In the normal course of operations, the partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the interim condensed and consolidated financial statements.

The immediate parent of the partnership is the managing general partner of the partnership. The ultimate parent of the partnership is Brookfield Asset Management Inc. Other related parties of the partnership represent its subsidiaries and operating entities. The following table summarizes transactions with related parties:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue(1)	$ 2	$ 2	$ 6	$ 7
Interest and other income	9	10	28	33
Interest expense on commercial property debt	4	-	10	-
Administrative expense (2)	41	13	96	36
Management fees paid	46	5	86	18

(US$ Millions) Balances outstanding as at	Sep. 30, 2013	Dec. 31, 2012
Participating loan interests	$ 784	$ -
Loans and notes receivable (3)	358	423
Receivables and other assets	7	1
Capitalized construction profits payable to Brookfield Asset Management Inc.	-	49
Property debt payable	404	30
Other liabilities	73	52
(1) Amounts received from Brookfield Asset Management Inc. and its subsidiaries for the rental of office premises
(2) Amounts paid to Brookfield Asset Management Inc. and its subsidiaries for administrative services
(3) Includes $128 million receivable from Brookfield Asset Management Inc. upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

Critical Accounting Policies, Estimates and Judgments

The discussion and analysis of our financial condition and results of operations is based upon the financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management.

Investment Properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by

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discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for development or redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Business Combinations

We account for the acquisition of businesses using the acquisition method. We measure the cost of an acquisition at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, “Business Combinations” are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

To the extent fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income. To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the partnership’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

The determination of whether an acquisition meets the definition of a business results in measurement differences on initial recognition of the acquired net assets. If the acquisition is determined to be a business combination these differences include the nature of deferred tax assets and liabilities that may be recorded and the requirement to recognize goodwill or negative goodwill, as applicable, for differences between the consideration provided and the fair value of the net assets acquired. Additionally, transaction costs incurred to effect a business combination are required to be expensed where for an asset acquisition transaction costs would be capitalized to the initial carrying amount of the acquired asset.

Basis of Accounting for Investees

The partnership consolidates an investee when is controls the investee, with control existing if and only if it has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of the partnership's returns. Whether the partnership consolidates or equity accounts an investee may

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have a significant impact on the presentation of the partnership’s financial statements, especially as it relates to the consolidation of the operating partnership.

In determining if the partnership has power over an investee the partnership makes judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of the partnership's existing rights that give it the current ability to direct the relevant activities of the investee. The partnership will also make judgments as to the amount of potential voting rights which provide the partnership or unrelated parties voting powers, the existence of contractual relationships that provide the partnership voting power, the ability to appoint directors and the ability of other investors to remove the partnership as a manager or general partner. In assessing if the partnership has exposure, or rights, to variable returns from its involvement with the investee the partnership makes judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others. In determining if the partnership has the ability to use its power over the investee to affect the amount of the partnership's returns the partnership makes judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for the partnership. If the partnership determines that it is acting as an agent, as opposed to principal, it does not control the investee.

Revaluation Method for Property, Plant and Equipment

The partnership uses the revaluation method of accounting for certain classes of property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset increases as a result of a revaluation surplus, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. In applying this policy judgment is required in determining the valuation model employed and the selection of appropriate assumptions used in estimating the fair value of assets to which the revaluation model is applicable.

Canary Wharf Group plc

We have determined that, notwithstanding our 22% common equity interest, we do not exercise significant influence over Canary Wharf as we are not able to elect board members or otherwise influence the financial and operating decisions.

General Growth Properties, Inc.

We acquired an indirect interest in GGP together with a consortium of institutional investors through a series of parallel investment vehicles. As of September 30, 2013, we held an indirect 22% interest in GGP and were entitled to nominate three of the nine directors to GGP’s board and vote all of our shares for those directors.

We account for our investment in GGP following the equity method of accounting. The carrying value of our investment in GGP consists of our original cost of the investment plus our share of the earnings of GGP, determined in accordance with our accounting policies under IFRS, less distributions received from GGP. This includes our share of GGP’s unrealized fair value gains (losses) in respect of investment property, which is determined in accordance with our accounting policy for valuation of investment properties. Accordingly, the substantial variance between the value of our investment in GGP based on the publicly traded share price and the carrying value of the equity accounted investment is the result of recording our share of the IFRS net earnings of GGP, which includes the cumulative unrealized fair value gains arising from the significant fair value increases in the underlying investment properties.

We consider the guidance in IAS 28, “Investments in Associates and Joint Ventures”, and IAS 39, “Financial Instruments: Recognition and Measurement”, as applicable, to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, we consider whether the variance between the value of the investment as determined using the publicly traded share price and the carrying value is an indicator of impairment.

Our evaluation of whether there were impairment indicators present included consideration of a number of factors as required by IAS 39 including an evaluation of the technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was in significant financial difficulty; considerations relating to the existence of any contractual breaches of GGP and an assessment of trends in funds from operations of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly traded share price and the carrying value determined under

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IAS 28, we consider additional factors relative to this variance. This includes an analysis of the original blended cost of our investment in GGP compared to the publicly traded share price over the period from acquisition dates through to each reporting date; the trend in the share price of GGP as at each reporting date up to and including current date; and an assessment of the underlying cash flows that are expected to be derived from the properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP.

Based on our evaluation of the above-noted factors, we have concluded that there are no impairment indicators in respect of our investment in GGP.

Taxation

We measure deferred income taxes associated with our investment properties based on our specific intention with respect to each asset at the end of the reporting period. Where we have a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

We also make judgments with respect to the taxation of gains inherent in our investments in foreign subsidiaries and joint ventures. While we believe that the recovery of our original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

Revenue Recognition

For investment properties, we account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the partnership is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of the improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

With regards to hospitality revenue, we recognize revenue on rooms, food and other revenue as services are provided. We recognize room revenue net of taxes and levies that are assessed by government-related agencies. Advanced deposits are deferred and included in accounts payable and other liabilities until services are provided to the customer. We recognize the difference between gaming wins and losses from casino gaming activities as gaming revenue. We recognize liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons’ possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in accounts payable and other liabilities until such amounts are earned.

Financial Instruments

We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

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Use of Estimates

The partnership makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

(i)	Investment property

We determine the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Certain operating properties are valued using a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with our policy, we measure our operating properties and development properties using valuations prepared by management. From time to time, we obtain valuations of selected operating properties and development properties prepared by qualified external valuation professionals in connection with financing transactions or for other purposes, and while management considers the results of such valuations they do not form the basis of the partnership’s reported values.

(ii)	Financial instruments

We determine the fair value of our warrants to acquire common shares of GGP using a Black-Scholes option pricing model wherein we are required to make estimates and assumptions regarding expected future volatility of GGP’s shares and the term of the warrants.

We have certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

We hold other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as fair value through profit or loss or available-for-sale. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cash flows and discounted based on applicable yield curves derived from market interest rates.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

Future Accounting Policy Changes

We anticipate adopting each of the accounting policy changes below in the first quarter of the year for which the standard is applicable and are currently evaluating the impact of each.

Financial Instruments

IFRS 9, “Financial Instruments”, is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of property debt, capital securities, other secured and unsecured debt and equity. Our objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support our operations and to reduce our weighted average cost of capital, and to improve the returns on equity through value enhancement

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initiatives and the consistent monitoring of the balance between debt and equity financing. As at September 30, 2013, the recorded values of capital totaled $44 billion (December 31, 2012—$45 billion). Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans;

•	fund investing activities which could include discretionary capital expenditures; and

•	fund property acquisitions.

We plan to meet these needs with one or more of the following:

•	cash flows from operations;

•	construction loans;

•	creation of new funds;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities, as well as cash flow from operating activities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings. We also generate liquidity by accessing capital markets on an opportunistic basis. The following table summarizes the various sources of cash flows of our operating entities which supplement our liquidity.

(US$ Millions) Nine months ended Sep. 30,	2013	2012
Cash flow from operating activities	$ 126	$ 778
Borrowings	5,911	3,141
Proceeds from asset sales	1,045	745
Proceeds from sales of financial assets	131	-
Loans and notes receivable collected	198	447
Contributions from parent company	35	238
Acquisition of subsidiaries, net of disposition	25	122
Contributions from non-controlling interest	642	544
	$ 8,113	$ 6,015

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Most of our borrowings are in the form of long term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area should not compromise our ability to finance the balance of our operations. A summary of our debt profile for each of our office and retail segments are included elsewhere in this MD&A.

As at September 30, 2013 we had $889 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $278 million (December 31, 2012 – $68 million).

Additionally, we have $550 million of bilateral corporate revolving credit facilities with eleven financial institutions. At September 30, 2013, the balance drawn on this facility was $321 million (December 31, 2012 – nil).

Our operating entities are subject to limited covenants in respect of their corporate debt and were in compliance with all such covenants September 30, 2013. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to us.

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TREND INFORMATION

We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2013, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for the partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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